Extraordinary General Meeting of CollPlant Biotechnologies Ltd.

Date: May 14, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
1. To approve an amendment to the Company's compensation policy in connection with the purchase of directors' and officers' liability insurance policy.	☐	☐	☐

	Yes	No
1.a. Do you have a personal interest in the approval of Proposal 1 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 1)?	☐	☐

	For	Against	Abstain
2. To re-elect Dr. Gili Hart as an external director of the Company for a three-year term commencing on July 5, 2020 and to approve her compensation terms.	☐	☐	☐

	Yes	No
2.a. Do you have a personal interest in the approval of Proposal 2 (other than a personal interest that does not result from your connection with the controlling shareholder of the Company) or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 2)?	☐	☐

	For	Against	Abstain
3. To approve a services agreement with Dr. Roger Pomerantz, the Company's Chairman of the Company's board of directors.	☐	☐	☐
4. To approve an extension of the exercise period of 1,020 options exercisable into 1,020 ordinary shares of the Company granted to Yehiel Tal, the Company's Chief Executive Officer.	☐	☐	☐

	Yes	No
4.a. Do you have a personal interest in the approval of Proposal 4 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 4)?	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

____________________ Please Date Above

____________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of CollPlant Biotechnologies Ltd. to be Held on May 14, 2020 for Holders as of April 14, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on May 12, 2020

For additional information, please visit:
https://ir.collplant.com/

PROXY TABULATOR FOR
COLLPLANT BIOTECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

CollPlant Biotechnologies Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on May 12, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **CollPlant Biotechnologies Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **April 14, 2020** at the **Extraordinary General Meeting** of the Company, to be held on **May 14, 2020** at **10:00 a.m. (Israel time)**, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
COLLPLANT BIOTECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903